ChristianMovies.Fun Inc.

Audited Financial Statements

As of Inception (June 10, 2024)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ChristianMovies.Fun, Inc.
Newark, Delaware

Opinion

We have audited the financial statements of ChristianMovies.Fun, Inc., which comprise the balance sheet as of Inception (June 10, 2024), and the related statement of operations, changes in shareholders' equity, and cash flows as of Inception (June 10, 2024), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ChristianMovies.Fun, Inc. as of June 10, 2024, and the results of its operations and its cash flows as of Inception (June 10, 2024) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ChristianMovies.Fun, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ChristianMovies.Fun Inc. ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ChristianMovies.Fun Inc. internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ChrisitianMovies.Fun Inc. ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

June 20, 2024
Los Angeles, California

As of Inception	June 10, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total current assets	**-**
TOTAL ASSETS	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Common Stock	-
Class A: $0.0001Par Value; 2,000,000 Shares authorized; 0 Shares issued and oustanding	-
Class B: $0.0001Par Value; 8,000,000 Shares authorized; 0 Shares issued and oustanding	-
Subscription Receivable	-
Retained Earnings	-
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

CHRISTIANMOVIES.FUN INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED JUNE 10, 2024 (INCEPTION DATE)

For The Period Ended	**June 10, 2024**
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit	**-**
Operating Expenses	
General And Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholders' Equity
Inception date (June 10, 2024)	-	$ -	$ -	$ -
Issuance of Common Stock	-	-		-
Net Income/ (Loss)	-	-	-	-
Balance— (June 10, 2024)	**-**	**$ -**	**$ -**	**$ -**

See accompanying notes to financial statements.

CHRISTIANMOVIES.FUN INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JUNE 10, 2024 (INCEPTION DATE)

For The Period Ended		**June 10, 2024**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	-
Net Cash Provided By /(Used In) Operating Activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By /(Used In) Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided By /(Used In) Financing Activities		**-**
Change In Cash And Cash Equivalents		-
Cash—Beginning Of The Year		-
Cash—End Of The Year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	**$**	**-**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ChristianMovies.Fun Inc. was formed on June 10, 2024 as a Delaware Corporation. The financial statements of ChristianMovies.Fun Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tuscaloosa, Alabama.

ChristianMovies.Fun Inc. a start-up, established to develop, publish and operate Christianity related movies and films and operated in the media & entertainment industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 10, 2024, the Company's cash and cash equivalents have not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods/services are transferred to the customer. The Company is currently in pre-revenue stage and has not yet started generating revenues.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 20, 2024, which is the date the financial statements were issued and the Company has nothing to report.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. SHAREHOLDERS' EQUITY

The Company is authorized to issue 2,000,000 shares of Class A Common Stock at a par value of $0.0001 per share and 8,000,000 shares of Class B Common Stock at a par value of $0.0001 per share. As of June 10, 2024, no shares have been issued and outstanding.

Class A Common Stock holders are entitled to 1 vote for each share of Class A Common Stock held and Class B Common Stock holders are entitled to 20 votes for each share of Class B Common Stock held.

4. DEBT

The Company has no debt as of June 10, 2024.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 10, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The Company lacks significant working capital and has commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.